July 24, 2009

July 24, 2009

Ramin M. Olson

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Registration Statement on Form S-1 for

Filed January 29, 2009

File No. 333-157010

Dear Mr. Olson,

Thank you for your comment and assistance in regards to our above filing. We have endeavored to edit our submission in consideration of your recommendations.

General

1.	We have checked the box on the front page of the registration statement that indicates that we are offering shares of stock on a delayed or continuous basis pursuant to Rule 415.

Outside Front Cover Page

2.	We have prominently stated on the front cover page of our prospectus the fact that our auditors have issued a going concern opinion.
3.	We have revised the front cover page to disclose the duration of the offering and that there is no currently market for our common stock.

Summary Information, page 6

4.

We have provided a brief and balanced overview of our company, considering that we have received a going concern opinion from our auditors, we have disclosed that our shares currently are not traded on any market or exchange and we have also provided further details on our business plan.

5.	We have corrected the typographic mistake and now the date is corrected (February 28, 2009).

Plan of Distribution, page 16

6.	We have disclosed that we will file a post-effective amendment to reflect the change to a market price when the shares begin trading on a market or exchange.

Alarming Devices, Inc.

www.alarmingdevices.com

775-284-3707

7.	We have revised our statement to clearly disclose the duration of the offering.

Description of Business, page 18

8.	We have expanded our disclosure to include more information about our intended line of business.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 42

Capital Resources and Liquidity, page 42

9.	We have amended our document and deleted and references to private placements in this section.
10.

We have revised this section to clarify what funds are available to the Company and how these funds are being allocated. We have clarified the impact on our Company should we fail to maintain a reporting issuer and if we do not raise any funds.

Business Experience, page 44

11.

We have revised this section to limit discussion of Mr. Moreira’s business experience to his principal occupation and employment during the past five years. In this regard, we have deleted the statement that Mr. Moreira “has always been interested in the security business” and we have named the business and organizations that employed him.

Recent Sales of Unregistered Securities, page 49

12.

We have amended our document to state the shares were offered and sold in reliance on the exemption from registration afforded by Rule 903(b)(3) of Regulation S, promulgated pursuant to the Securities Act of 1933, as amended.

Exhibits and Financial Statement Schedules, page 49

13.	We have filed, as an exhibit, a form of the subscription agreement to be used in our offering.

Undertakings, page 50

14.	We have revised to include the undertaking set forth under Item 512(a)(5)(ii) of Regulation S-K.

Thank you.

/s/ Andre luiz Nascimento Moreira

Andre Luiz Nascimento Moreira

President

Alarming Devices, Inc.

www.alarmingdevices.com

775-284-3707